

Mail Stop 3010

December 7, 2009

Lawrence S. Block
Senior Vice President and General Counsel
Kenmar Preferred Investments Corp.
900 King Street
Suite 100
Rye Brook, NY 10573

      Re: **KMP Futures Fund I LLC**
               Form 10-12G
               Filed November 2, 2009
               File No. 000-53816

Dear Mr. Block:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   It appears that you are filing voluntarily under Section 12(g) of the Securities Exchange Act. Please tell us the purpose of the registration of these securities.

2.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to

withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

3.   Please tell us whether this registration statement is subject to U.S. Commodities Future Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

4.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

5.   Please update your disclosure, as appropriate, through September 30, 2009.

Item 1. Business, page 1

6.   Please disclose your website, or the website of the Managing Member, if applicable.

The Managing Member, page 2

7.   Please revise to explain the phrase "notional equity."

8.   Please revise to disclose whether the Managing Member will notify investors in the event it terminates the Advisor, adds an additional advisor, or allocates assets to a different trading program run by the Advisor. If so, please describe the method of notification.

The Advisor, page 3

9.   Please revise to clarify whether the Fund's account with Winton Capital Management LLC will track the advisor's Trading Program or if the Trading Program simply guides the trading advisor's investment decisions on behalf of the Fund.

10.   Please disclose the material terms of the advisory agreement, including the circumstances under which the advisory agreement may be terminated.

Overview of the Winton Diversified Trading Program, page 3

11.   Please revise to describe in more detail the trend-following nature of the trading program. We note the reference to trend-following in risk factor (12) on page 14.

Advisor's Fees, page 5

12.   Please revise the first paragraph to clarify, if true, that the advisory fee will be
        based on the amount of assets under management at the end of each <u>month</u>.
        Similarly, revise the second paragraph to clarify that you are referring to the last
        business day of each calendar <u>quarter</u>.

13.   We note that the method of calculating the Advisor's incentive fee will be modified
        beginning January 1, 2010. Please disclose the impact this will have on the fees to
        be paid to the Advisor. Also, please revise to briefly explain the difference
        between calculating the fee at the Member level versus the Registrant level.

Conflicts, page 7

The Managing Member, page 7

14.   Please disclose the number of other pools and the number of alternative investment
        products currently sponsored or operated by the managing member and its
        affiliates. Please disclose the number of other clients who have the same or similar
        investment objectives as you.

The Advisor, page 7

Application of Speculative Position Limits, page 8

15.   Please revise to describe in more detail the position limits currently in effect that
        could limit Winton's trading and, as a result, the investments available to your
        account. Describe existing position limits and disclose whether Winton is currently
        affected by such limits.

16.   Please disclose whether your advisor may liquidate a position held by you in order
        to maintain a position for another fund that generates higher fees. If applicable,
        please add a risk factor to address this possibility.

17.   Please disclose the number of other clients of the advisor who have the same or
        similar investment objectives as you.

Item 1A. Risk Factors, page 10

18.   Please review your risk factors and revise to remove mitigating language. We note,
        for example only, your risk factor on page 11 relating to leverage. Please revise
        your risk factors to discuss only the risk presented. You may discuss mitigating
        factors elsewhere in the registration statement.

19.   Please add a risk factor to address the risks associated with having only one advisor to manage your assets.

20.   It appears that the Operating Agreement does not require your Managing Member to maintain a particular net worth or capital account. Please add a risk factor to address any risks that this presents.

High Leverage Embodied in Futures Trading … page 11

21.   Please clarify, if true, that there is no limit on the amount of leverage you may use.

Item 2. Financial Information, page 20

(b) Management's Discussion and Analysis of Financial Condition ..., page 20

22.   It does not appear that you have discussed the results of operations for the two-year period included in the filing. Please tell us how you complied with Instruction 1 to Item 303(a) of Regulation S-K.

Market Overview, page 24

Sector Performance, page 27

23.   To provide more context for the sector disclosure, please describe your asset allocation by percentage for each of these sectors, and any other sectors, as of the end of the periods presented.

Results of Operations, page 29

24.   Please revise to provide a more detailed discussion of the contribution of Series D and F's assets to the Registrant.

25.   Refer to the third sentence of the first paragraph under this heading. Please revise to explain what you mean by the term "performance" and how it differs from changes in NAV.

26.   Please revise to clarify why trading performance had no material impact on your average net asset level during the second quarter 2009 and the second quarter 2008. Also, please describe in more detail why interest income was $0 during the second quarter 2009.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 31

27.   Considering that the Managing Member performs the functions equivalent to those of your executive officers, please disclose the Managing Member's ownership interest.

Item 5. Directors and Executive Officers, page 32

28.   Please provide the ages of the executive officers and directors as required by Item 401(a) and (b) of Regulation S-K.

Item 6. Executive Compensation, page 37

29.   Rule 405 of Regulation C defines "executive officer" to include any person who performs policy making functions for the registrant. It appears that the managing officers of the Managing Member perform the day-to-day management functions for the Fund and are responsible for all of your policy making functions. We also note the disclosure on page 6 of the registration statement, which states that you will reimburse the Managing Member for certain personnel costs. Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding reimbursements for personnel costs associated with the managing officers of your Managing Member. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

Item 7. Certain Relationships and Related Transactions …, page 38

30.   We note that you reference other sections for the disclosure required by Item 404 and 407(a) of Regulation S-K. Please provide all of the disclosure required by Item 404 and 407(a) of Regulation S-K in this section.

Item 11. Description of Securities to be Registered, page 39

(d) Other Securities. Limited Liability Company Interest, page 40

Management of the Registrant

31.   In this section, you disclose that your manager monitors the advisor and adjusts your overall leverage at which you trade. On page 17, you disclose that your manager has no control over the leverage used by your advisor. Please reconcile these statements.

Redemptions, page 40

32.   Please clarify whether an investor must maintain a minimum investment amount.

Term; Dissolution, page 42

33.   Please clarify whether the members may vote to continue the fund in the event that Managing Member determines to dissolve the fund.

Financial Statements and Notes

KMP Futures Fund I LLC

Fiscal Year 2008 and 2007

Note 2. Summary of Significant Accounting Policies, page 6

34.   Tell us your accounting policy for initial and ongoing offering expenses and what consideration you gave to providing disclosure of this accounting policy. Refer to the guidance in paragraph 8.24 of the AICPA's Audit and Accounting Guide, Audits of Investment Companies.

Note 7. Subscriptions, Distributions and Redemptions, page 11

35.   Please explain to us how you determined the value reported for redemptions payable and what consideration you gave to providing disclosure of this information.

Preferred Investment Solutions Corp

Independent Auditor's Report, page 1

36.   We note the audit report for the managing member places reliance on the work of other accountants. Please tell us your consideration of Rule 2-05 of Regulation S-X.

Interim Period

37.   We note the significant decrease in stockholder's equity of the Managing Member during the interim period. Please tell us why you have not provided disclosure of the events which had a material impact on the Managing Member.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla at (202)551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Timothy P. Selby, Esq. (*via facsimile*)